VIA EDGAR

June 22, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Robert Shapiro, Senior Staff Accountant, Office of Trade & Services

Re:
Etsy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2019
Filed February 27, 2020
File No. 001-36911

Dear Mr. Shapiro:

This letter is submitted on behalf of Etsy, Inc. (“Etsy”) in response to the letter dated June 8, 2020 from the Office of Trade & Services in the Division of Corporation Finance of the U.S. Securities and Exchange Commission relating to Etsy’s Annual Report on Form 10-K for the year ended December 31, 2019. As discussed, we respectfully request an extension of ten business days to respond to your comments. If granted, this requested extension would result in our submission of a response on or before July 6, 2020.

Should you have any additional questions or comments, please contact me at kmccabe@etsy.com.

Sincerely,

ETSY, INC.

/s/ Kathleen McCabe
Name: Kathleen McCabe
Title:VP, Corporate & Securities

cc: Jill Simeone